
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 8, 2007

via U.S. Mail

Mr. Jason Brown
Chief Executive Officer
Organic To Go Food Corporation
3317 Third Avenue South
Seattle, Washington 98134

> **Re: Organic To Go Food Corporation**
> **Registration Statement on Form SB-2**
> **Filed July 13, 2007**
> **File No. 333-144566**

Dear Mr. Brown:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

2. Please update the financial statements in accordance with Item 310(g) of Regulation S-B. Currently, the financial statements and other financial information (e.g. pro forma information) will require update to the interim period ended June 30, 2007.

Prospectus Summary, page 2

3.	Either provide support that no other restaurant serves classic American food with organic ingredients or delete the adjective "unique" in the first sentence under Overview of our business.

4.	Please disclose your revenues and net loss for the most recent stub and audited periods to provide a financial snapshot of your company.

Risk Factors, page 5

5.	Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "We depend on our suppliers and distributors" and "We may not be able to list our common stock on a securities exchange" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

Our future operating results may fluctuate…., page 5

6.	It appears you discuss multiple risks under this caption, some of which are covered by other risk factors. Revise to delete any that are repetitive.

Our expansion into new markets may present increased risks…., page 7

7.	If you have any current plans to operate in areas away from your current Washington and California locations, please disclose.

Description of Business, page 12

8.	In an appropriate place disclose how your same store sales have changed for outlets open longer than a year. Also disclose your average sales ticket and the price range of the products you sell.

Suppliers, page 14

9.	We note that Sysco Food Service and United Natural Foods West, Inc. are your two principal suppliers of products. Indicate the amount of products supplied by each one as a percentage.

<u>Management's Discussion and Analysis…, page 17</u>

10.   Consider revising your overview to identify the material opportunities, challenges, and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC 501.12 and Release No. 34-48960 for additional guidance.

<u>Liquidity and Capital Resources, page 21</u>

11.   Please expand your discussion of liquidity to identify the expected costs to conduct your plan of operation. In this regard, explain how the proceeds received during the three months ended March 31, 2007 will provide you with "sufficient working capital in place for the next 12 months to continue operations" given that your operations have used, not provided, cash since inception.

12.   If you have a plan whereby you hope to reach breakeven or profitability we urge you to discuss it here.

<u>Contractual Obligations and Off-Balance Sheet Arrangements, page 22</u>

13.   Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest.

<u>Directors and Executive Officers, page 24</u>

14.   Please revise to delete the final sentence in Mr. Meehan's biography, the phrase "which has annual sales in excess of $150 million" from Mr. Smith's, and the language in Mr. Bingham's about his accomplishments at Health Business Partners. You are not offering securities of the companies mentioned in those sentences.

<u>Employment Agreements, page 31</u>

15.   Please disclose the targets mentioned in the employment agreements or tell us why that is not necessary.

<u>Interim Condensed Consolidated Financial Statements, page F-20</u>

<u>Condensed Consolidated Statements of Cash Flows, page F-23</u>

16.   Reference is made to your Condensed Consolidated Statement of Stockholders' Equity (page F-22) and the notes to your interim financial statements, where we note three material non-cash transactions that occurred during the three months ended March 31, 2007 as follows:

- Conversion of $5.7 million of Preferred Stock into Common Stock;
- Conversion of $4.6 million of Bridge Notes into Common Stock; and
- Issuance of $400,000 Common Stock in acquisition;

Please revise the condensed consolidated statement of cash flows for its supplemental disclosure summarized in a schedule of these non-cash investing and financing activity transactions. Please refer to the guidance in paragraph 32 of SFAS No. 95.

Note 1 – Recent Accounting Pronouncements, page F-27

17.   We note that you disclose that the Company is in the process of determining the effect of the adoption of FIN No. 48. However, as this accounting standard was required to be adopted as of the beginning of the 2007 fiscal year (i.e. interim period beginning January 1, 2007) as provided in paragraphs 22 and B72 of FIN No. 48, please revise your interim financial statements to disclose the adoption of this standard and its impact.

Note 4: Asset Purchase Agreements, page F-30

18.   In allocating the purchase price with respect to the Jackrabbit, LLC acquisition, we note that all excess purchase price of approximately $1.1 million was recognized as goodwill and you disclose that this allocation to goodwill is preliminary, as stated in Note 1 on page F-25. We also note from your disclosure that from this transaction you also acquired customer lists used in this catering business. From this disclosure, it appears that a portion of the excess purchase price could be allocated to "customer lists" in accordance with the guidance in paragraph A14 of FASB 141. In this regard, we believe that you and your auditors should re-evaluate the allocation of the purchase price and revise your financial statements (including complete and clear appropriate disclosures), as necessary, for your consideration on this matter.

Financial Statements of Businesses Acquired

19.   With respect to your acquisition of Vinaigrettes LLC, we note that the purchase price was $1.1 million, which is approximately 32% of 2005 total assets. With respect to your acquisition of Jackrabbit LLC, we note that the purchase price was $1.2 million, which is approximately 23% of 2006 total assets. It appears that both of these acquisitions meet the significance threshold requiring financial statements of these acquired businesses. Therefore, please furnish us your detailed computation of the three (asset, income and investment) significance tests as described in Item 310(c)(2) of Regulation S-B. Please note that in determining the requirement to present financial statements you compare the most recent annual financial statements of the business acquired and the registrant's most recent annual financial statements filed at or prior to the date of acquisition. As

the Vinaigrette LLC acquisition occurred in October 2006 and the Jackrabbit LLC acquisition was made in March 2007, please use the 2005 and 2006 annual period asset and income (loss) before taxes amounts, respectively, for determining significance for each of these acquisitions. In this regard, please furnish the required audited annual and any unaudited interim period financial statements for each of these acquired companies based on their significance levels in accordance with the guidance in Item 310(c)(3) of Regulation S-B, accordingly. Please revise in the amended Form SB-2.

20.   With respect to your acquisition of Vinaigrettes LLC and Jackrabbit LLC we note that you consider these to be asset purchases. In this regard, your disclosure states that all operating assets of these businesses were acquired and it appears that the nature of the revenue-producing activities remains generally the same as before your acquisition and other attributes such as customer base and facilities have remain. In addition, the significant amount revenues (sales) that would have been generated by these businesses is evident from your presentation of pro forma data disclosed in the notes on pages F-16 and F-31, as if the acquisitions of these businesses had occurred at the beginning of the respective periods. Furthermore, from disclosure under Recent Developments (page 14), we note Jackrabbit LLC generated approximately $1.85 million in sales in 2006, while Vinaigrettes had approximately $2.5 million of annual sales per year. Accordingly, it appears that these are acquisitions of businesses. Please revise your characterization accordingly or advise.

Unaudited Pro Forma Condensed Financial Information

21.   With respect to the preparation of the pro forma financial information as noted in the comments below, the guidance in Note 2 of Item 310 of Regulation S-B provides that Article 11 of Regulation S-X offers enhanced guidance for the preparation, presentation and disclosure for pro forma information. Therefore, our comments below refer you to the appropriate guidance in Article 11 of Regulation S-X, as necessary.

22.   With respect to the Vinaigrette LLC and Jackrabbit LLC acquisitions that require financial statements as cited in the comment above entitled "Note 4, Asset Purchase Agreement", please provide its related pro forma financial statement information showing the effects of these acquisitions in accordance with the guidance in Item 310(d) of Regulation S-B.

23.   As neither Vinaigrette LLC nor Jackrabbit LLC are reflected in your full year 2006 historical income statement, please provide an annual pro forma income statement of operations for the year ended December 31, 2006 reflecting both of these businesses being acquired as of the beginning of the fiscal year (i.e. January 1, 2006). As Jackrabbit LLC was acquired in March 2007 and is not reflected in the full interim period statement of operations, please also provide a pro forma

statement of operations for the updated six month interim period ended June 30, 2007 giving effect to this acquisition. Please refer to the guidance in Rule 11-02(c)(2)(i) of Regulation S-X. We refer you to the comment under "Other" as to the requirement to update your financial statements. Please revise in the amended Form SB-2, accordingly.

24. In view of the material security transactions (e.g. $5.7 million of preferred stock converted into common stock, the $4.6 million conversion of bridge notes into common stock, etc.) that occurred during the interim 2007 period, please show the effects of these material security transactions in the pro forma annual and interim statement of operations, as if they occurred as of the beginning of the fiscal year. Please refer to the guidance in Rule 11-01(a)(8) of Regulation S-X and revise accordingly in the amended Form SB-2.

25. In preparing these pro forma statements of operations, please provide separate columns for the (i) historical results of the registrant; (ii) historical (pre-acquisition) results of the acquired companies for the respective period; (iii) pro forma acquisition adjustments; (iv) other security transactions; (v) pro forma security transaction adjustments; and (iv) pro forma results. Please note that the pre-acquisition results in the annual (for Vinaigrette LLC) and interim (for Jackrabbit LLC) period pro forma statements of operations should reflect their pre-acquisition results of operations up to their specific dates of acquisition. Please cross-reference each adjustment to a note that clearly explains the nature and assumptions for each of the adjustments, including any computation of the adjustment, as practicable. In addition, please include an introductory paragraph which describes the transactions, the entities involved and the periods being presented in the pro forma information. Please refer to the guidance in Rule 11-02(b) in Regulation S-X for the form and content of this pro forma information. Please revise accordingly in the amended Form SB-2.

Item 28. Undertakings

26. Please provide the undertaking set forth in Item 512(g)(2) of Regulation S-B.

Signatures

27. Please provide the signature of the company's controller or principal accounting officer.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Patrick Kuhn at (202) 551-3308 or, in his absence, Joseph Foti, Senior Assistant Chief Accountant, at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3750 with any other questions. Direct all correspondence to the following ZIP code: 20549-3561.

Sincerely,

Max A. Webb
Assistant Director

cc: P. Kuhn
J. Foti
J. Wynn

via facsimile
Gerald Chizever, Esq. and Lawrence Venick, Esq.
Loeb & Loeb LLP
(310) 919-3970